Exhibit 99.1

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
_____________________

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to the 2010 Annual General Meeting of Shareholders to be held on Monday, November 15, 2010 at 10:30 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel, for the following purposes:

1.	To reelect three directors, to hold office until our next annual general meeting of shareholders;

2.	To elect two outside directors (as such term is defined in the Israeli Companies Law) each for a three-year term;

3.	To approve the compensation to be paid to the outside directors (if elected at the meeting);

4.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2010, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services;

5.	To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2009; and

6.	To transact such other business that may properly come before the annual general meeting or any adjournment thereof.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on October 11, 2010 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Shaul Elovitch Chairman of the Board of Directors

October 11, 2010

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
_____________________

PROXY STATEMENT

2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of B Communications Ltd. to be voted at the 2010 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2010 Annual General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Monday, November 15, 2010, at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

This Proxy Statement, the attached Notice of 2010 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or before October 14, 2010.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the re-election of three directors, to hold office until our next annual general meeting of shareholders; (ii) the election of two outside directors (as such term is defined in the Israeli Companies Law) each for a three-year term; (iii) the approval of the compensation to be paid to the outside directors (if elected at the Meeting); and (iv) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2010, and authorization for our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2009 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director and outside director listed in this Proxy Statement and FOR the other proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on October 11, 2010, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of October 11, 2010, the record date for determination of shareholders entitled to vote at the Meeting, there were 29,889,045 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and outside director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below.

Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting.  “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.  “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company.  In this context, holding 25% of the means of control of a company is presumed to confer significant influence.  The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit.  An English translation of the relevant provision in our control permit may be viewed on our website at www.bcommunications.co.il.

Majority Vote Standard

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in Proposal 2.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholders, Eurocom Communications Ltd., or Eurocom Communications, and Internet Gold - Golden Lines Ltd., or Internet Gold, which together beneficially own approximately 77.99% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and outside director and in favor of the other Item to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

Internet Gold owned 22,901,318 or approximately 76.62% of our outstanding ordinary shares, and Eurocom Communications beneficially owned 23,311,318 or approximately 77.99% of our outstanding shares, as of October 11, 2010.  Internet Gold is a public company, whose shares are listed on the NASDAQ Global Market and the Tel Aviv Stock Exchange.  Internet Gold is controlled by Eurocom Communications, which beneficially owned 70.87% of its ordinary shares as of October 11, 2010.  Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and Eurocom Communications.  As a result, Mr. Shaul Elovitch may be deemed to have sole voting and dispositive power as to our ordinary shares held of record by Eurocom Communications and Internet Gold.

The following table sets forth certain information as of October 11, 2010 (unless otherwise indicated below) regarding the beneficial ownership by all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares.  Other than Mr. Shaul Elovitch, none of our directors or executive officers beneficially owns our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Eurocom Communications Ltd. (3)	23,311,318	77.99%
Internet Gold (3)	22,901,318	76.62%
Clal Insurance Enterprises Holdings Ltd.(4)	1,831,033	6.13%
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(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding as of October 11, 2010 (not including 19,230 ordinary shares held as treasury stock).

(3)
Eurocom Communications holds of record 410,000 of our ordinary shares, and Internet Gold holds of record 22,901,318 of our ordinary shares.  Eurocom Communications is the controlling shareholder of Internet Gold, holding 70.87% of its ordinary shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings’ shares and 75.0% of Eurocom Holdings’ management shares.  Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications and Internet Gold.

(4)	Based solely upon, and qualified in its entirety with reference to, a notification dated March 28, 2010 provided to us.

I.  ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our articles of association provide that our Board of Directors may consist of no less than two and no more than ten members.  Our directors, other than our outside directors (within the meaning of the Israeli Companies Law), are elected at each annual meeting of shareholders.  Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are elected, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.  All the members of our Board of Directors may be reelected upon completion of their term of office (except the outside directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, see Item 2).

At the Meeting, shareholders are being asked to reelect each of our current directors who is not an outside director, Mr. Shaul Elovitch, Ms. Aliza Schloss and Ms. Anat Winner, to hold office until our 2011 Annual General Meeting of Shareholders and until their successors are elected and qualified.  All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2009 Annual General Meeting of Shareholders.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he/she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (i) he/she was not convicted by a conclusive judgment: (a) for an offense under Sections 290 to 297, 392, 415, 418 to 420 or 422 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; and (iii) he or she has not been declared bankrupt or incompetent.  Such declarations are available for review at our registered office.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law.  Our Board of Directors determined, accordingly, that at least two directors must have “accounting and financial expertise.”  Our Board of Directors has further determined that Mr. Shaul Elovitch, Ms. Aliza Schloss and Ms. Anat Winner have the requisite “accounting and financial expertise.”

We are a “controlled company” within the meaning of the NASDAQ Listing Rules, since Internet Gold holds more than 50% of our voting power.  As such, we are exempt from the NASDAQ Listing Rules requirement that a majority of a company’s board of directors qualify as independent directors, within the meaning of the NASDAQ Listing Rules.  Instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  We are also exempt from the NASDAQ Listing Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders, unless otherwise provided in a company’s articles of association.  Our articles of association do not provide otherwise.

Should any of the director nominees be unavailable for election, the proxies will be voted for substitute nominees designated by the Board of Directors.  The nominees are not expected to be unavailable.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held:

Nominees for Election as Director for Terms Expiring in 2011

Shaul Elovitch (62) has served as the chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992.  Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups.  Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, the parent company of Internet Gold, since 1985.  Mr. Elovitch also serves as a director of Bezeq and various companies within the Bezeq Group.  Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd. and E.G.R.E. Ltd and other various companies of the Eurocom Group.

Aliza Schloss (58) has served as a director since January 2008.  Ms. Schloss has served as an Executive Vice President of the Eurocom Group since March 2009 and as a director and/or an officer of various other companies within the Eurocom Group since 2005.  Ms. Schloss served as a director of Internet Gold from July 2005 until February 2010.  Ms. Schloss also serves as a member of the board of directors of Satcom Systems Ltd and Sahar Investments Ltd.  From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd.  From October 2000 to October 2003, Ms. Schloss served as a director, chairman of the audit committee and member of various committees of Bezeq.  From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha - The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. – Bank Hapoalim.  Ms. Schloss holds a Ph.D. degree in political science and public administration from the Hebrew University of Jerusalem.  Ms. Schloss also holds an M.A. degree in political science and an M.P.A. degree in public administration, both from the Hebrew University of Jerusalem, and a B.Sc. degree in biology from the Ben-Gurion University of the Negev.

Anat Winner (51) has served as a director since October 2007 and is a member of our audit committee.  Ms. Winner has been self employed as a business advisor since July 2003 and serves as a director of Internet Gold and Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and TASE.  From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd.  From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (known as “YES”), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems.  Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (CPA) since 1986.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

BOARD OF DIRECTORS AND AUDIT COMMITTEE

Board of Directors

According to the Israeli Companies Law, the management of our business is vested in our board of directors.

Our articles of association provide that we may have no less than two and no more than ten directors.  In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting.  Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were elected.  The general meeting of shareholders may remove any director from office by an ordinary resolution, subject to applicable law.  Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are appointed, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.  The board of directors is entitled to remove from office any director appointed by it.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least two directors must have “accounting and financial expertise.”

As a controlled company within the meaning of NASDAQ Marketplace Rules, we are exempt from the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

Outside Directors and Independent Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors.  The outside directors must meet certain statutory requirements of independence.

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with ‘‘accounting and financial expertise’’ if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have ‘‘professional qualification.’’

The outside directors are elected by shareholders by a special majority.  In general, outside directors serve for a three-year term and may be reelected to one additional three-year term, if certain conditions are met.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors.

In addition, in general, NASDAQ Listing Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Listing Rules.  Because Internet Gold owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Listing Rules.  Accordingly, we are exempt from certain requirements under NASDAQ Listing Rules, such as the requirement to have a majority of independent directors on our board of directors.  If the “controlled company” exemption would cease to be available to us under the NASDAQ Listing Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

An Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.

Our Board of Directors has determined that each of Ms. Debbie Saperia and Ms. Anat Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.  Ms. Debbie Saperia is also an outside director within the meaning of the Israeli Companies Law.  Our Board of Directors has further determined that if Mr. Moshe Rosenthal is elected at the Meeting as an outside director within the meaning of the Israeli Companies Law (see Item 2), he will also qualify as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder’s relatives.

In addition, the NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

Our audit committee generally consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our current audit committee members are Ms. Saperia, an outside director under Israeli law, and Ms. Winner, who serves as the chairperson of the audit committee.  If Mr. Moshe Rosenthal is elected at the Meeting as an outside director within the meaning of the Israeli Companies Law (see Item 2), he will become a member of our Audit Committee.  Our Board of Directors has determined that Ms. Winner qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  The audit committee meets at least once each quarter.  The audit committee has adopted an audit committee charter as required by NASDAQ rules.

II.  ELECTION OF OUTSIDE DIRECTORS
(Items 2A and 2B on the Proxy Card)

Under the Israeli Companies Law, public companies incorporated under the laws of the State of Israel are required to appoint at least two outside directors.  No person may be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, its controlling shareholder or any entity controlled by the company or its controlling shareholder.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Under the Israeli Companies Law, the term “office holder” includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager.  In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s position as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender.

A person is qualified to serve as an outside director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined under regulations promulgated under the Companies Law.  At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have ‘‘accounting and financial expertise’’ or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with such “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have such “professional qualification.”

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Outside directors are elected by the shareholders.  In general, outside directors serve for a three-year term and may be reelected to one additional three-year term.  However, Israeli companies that are listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for further terms of not more than three years, each such reappointment being subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for a third term or more is in the best interest of the company.  Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outside director violates his or her duty of loyalty to the company.

At our annual general meeting of shareholders held on January 17, 2008, Ms. Hana Rado and Ms. Debbie Saperia were each elected to serve as outside directors for initial three-year terms.  Ms. Hana Rado resigned from such office effective as of August 25, 2010.  Accordingly, at the Meeting, shareholders will be asked to reelect Ms. Saperia as an outside director for a second three-year term, effective as of the date of the Meeting.  In addition, at the Meeting, shareholders will be asked to elect Mr. Moshe Rosenthal as an outside director for an initial three-year term, effective as of the date of the Meeting.

Our Board of Directors has determined that Ms. Saperia and Mr. Rosenthal each qualifies as an outside director, after receiving from each of them a declaration confirming their qualifications under the Israeli Companies Law to be elected as an outside director.  Such declarations are available for review at our registered office.  In addition, our Board of Directors has determined that Mr. Rosenthal has “accounting and financial expertise” and Ms. Saperia has “professional qualifications,” as such terms are defined under the Israeli Companies Law.

As required by Israeli law, each of the outside director nominees named above has declared in writing that: (i) he/she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (i) he/she was not convicted by a conclusive judgment: (a) for an offense under Sections 290 to 297, 392, 415, 418 to 420 or 422 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by  a manager of a corporate body or an offense involving misuse of inside information; (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; and (iii) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

Set forth below is a brief biography of each of the nominees for outside director, based upon the records of the Company and information furnished to it by each of them.

Moshe Rosenthal, 43, serves as the chief executive officer of Agrolan in vessel composting, a joint venture with AGROLAN Knowledge & Input Ltd., which is an Israeli initiative for composting organic waste that Mr. Rosenthal founded in 2009.  In addition, Mr. Rosenthal, an attorney, advises leading Israeli fashion brands regarding their legal affairs and business development.  From 2003 to 2009, Mr. Rosenthal founded and served as the chief executive officer of WomenOnly, a leading chain of stores in Israel for women’s intimate apparel that was subsequently acquired by Eveden Ltd., a UK company and leader in the intimate apparel market.  From 1996 to 2003, Mr. Rosenthal served as the chief executive officer of Rosenthal Import, Export and Marketing Ltd., which was a leading importer to Israel of women’s intimate apparel.  From 1995 to 1998, Mr. Rosenthal was an attorney at Avshalom Leshem - Law Offices.  Mr. Rosenthal holds an LL.B degree from Bar Ilan University.

Debbie Saperia, 43, has served as an outside director of our company since January 2008 and is a member of our audit committee. Since June 2009, Ms. Saperia has also served as a director of First International Underwriters and Investment Ltd. (part of FIBI bank). Ms. Saperia has served as the general manager of Yarden Nahara Ltd., a private company that is engaged in marketing and sale of products to Evangelical Christians, since 2005.  From 1993 to 1999, Ms. Saperia was an associate at Rosensweig & Co - Law Offices.  From 2000 to 2004, Ms. Saperia served as the business development manager of Promedico Limited and served as a director of a number of companies within the Promedico group.  From 2001 to 2004, Ms. Saperia served as director and general manager of Vitamedic (1999) Limited. Ms. Saperia holds an LL.B (Hons.) degree from the University of Manchester.

We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an outside director.

Under the Israeli Companies Law, the election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such election include at least one-third of the shares of non-controlling shareholders who vote on the election (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such election do not represent more than 1% of the voting rights in our company.

The Board of Directors recommends a vote FOR the election of each nominee for outside director named above.

III.  APPROVAL OF COMPENSATION TO BE PAID TO THE OUTSIDE DIRECTORS
(Items 3A and 3B on the Proxy Card)

The compensation of outside directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Regulations.  Under the Israeli Companies Law and pursuant to the Regulations, a company is generally required to pay its outside directors a minimum cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) in the manner set forth in the Regulations.  A nominee for outside director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation (except that “expert outside directors” may receive higher compensation than non-experts).

Subject to the election of Mr. Moshe Rosenthal and Ms. Debbie Saperia as outside directors for three-year terms (see Item II), we propose to pay to each of them, effective as of their election as outside directors and for the duration of their service in such capacity, compensation in the form of the minimum amount of cash compensation payable to outside directors in companies of our size, as set forth in the Regulations from time to time, which is currently an annual fee of NIS 45,000 (currently equivalent to approximately $12,500) and a per meeting attendance fee of NIS 1,590 (currently equivalent to approximately $442).  The outside directors will be entitled to a fee equal to 60% of the minimum per meeting attendance fee set forth in the Regulations for meetings attended by telephone and a fee equal to 50% of such minimum per meeting attendance fee for a written consent.  Under the Israeli Companies Law, the payment of such compensation to our outside directors requires shareholder approval.

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, subject to the election of Mr. Moshe Rosenthal as an outside director for a three year term, to pay to Mr. Rosenthal, effective as of his election as an outside director and for the duration of his service in such capacity, compensation in the form of the minimum amount of cash compensation payable to outside directors in companies of the Company’s size, as set forth in the Regulations from time to time.”

“RESOLVED, subject to the election of Ms. Debbie Saperia as an outside director for an additional three year term, to pay to Ms. Saperia, effective as of her election as an outside director and for the duration of her service in such capacity, compensation in the form of the minimum amount of cash compensation payable to outside directors in companies of the Company’s size, as set forth in the Regulations from time to time.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolutions.

The Board of Directors recommends a vote FOR the foregoing resolutions.

IV.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2010, pursuant to the recommendation of our Audit Committee and Board of Directors.  Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit related services.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  With respect to fiscal year 2009, we paid Somekh Chaikin approximately NIS 1.48 million (approximately $392,583 for audit services.  For the convenience of the reader, NIS figures in this paragraph have been presented in U.S. dollars translated at the representative rate of exchange on December 31, 2009 of NIS 3.775 = $1.00, as published by the Bank of Israel.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of B Communications Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2010, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

V.  REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, our auditor’s report and audited consolidated financial statements for the year ended December 31, 2009 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting, as required by Israeli law.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2009, including the auditor’s report and consolidated financial statements for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission on June 30, 2010, is available on our website at www.bcommunications.co.il or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.   Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

VI.  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Shaul Elovitch Chairman of the Board of Directors

Date: October 11, 2010